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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Date of Report: January 17, 2007

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Corp.

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Contents

1.            Filing in the Mexican Stock Exchange (Bolsa Mexicana de Valores), dated January 17, 2007, highlighting expected positive results for 2006 and 2007, and potential investments between 2007 and 2009 in various projects currently under consideration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

/s/ HUMBERTO MOREIRA
Date: January 17, 2007	By:
Name: Humberto Moreira Title: Vice President for Capital Markets

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.

Filing in the Mexican Stock Exchange (Bolsa Mexicana de Valores), dated January 17, 2007, highlighting expected positive results for 2006 and 2007, and potential investments between 2007 and 2009 in various projects currently under consideration.